DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS MKH@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ---------- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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January 17, 2008

John Grzeskiewicz, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Global Real Estate Fund of Funds, L.P. (the “Partnership”)
Registration Statement on Form N-2 (File Nos.: 333-143368 and 811-22074)

Dear Mr. Grzeskiewicz:

Please see enclosed a Pre-Effective Amendment No. 3 to the Partnership’s Registration Statement on Form N-2 and a version marked to show changes made to the Registration Statement since the filing of the Partnership’s Pre-Effective Amendment No. 2.

Please call me at (212) 735-3406 or email me at mkh@skadden.com if you have any questions regarding this letter or filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman